Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PVF Capital Corp.

(Commission File No. 0-24948)

The following informational brochure will be available at all branch locations of Park View Federal Savings Bank beginning on or about March 8, 2013:

"Two community-focused banks will soon merge to create an extraordinary bank offering you more services and convenience than ever before. Our appreciation for your loyalty will be reflected in the way we continue to serve you for years to come."

Vincent J. Delie, Jr.
President & CEO
F.N.B. Corporation
CEO, First National Bank

First National Bank

"First National Bank and Park View Federal Savings Bank share a commitment to unparalleled service. As we combine our resources, we will be able to provide an even broader range of sophisticated financial solutions to meet the unique needs of each customer."

Robert J. King, Jr.
President & CEO
PVF Capital Corp. and
Park View Federal Savings Bank

Park View Federal

For more information about our companies, visit our web sites:

www.parkviewfederal.com

www.fnbcorporation.com

Or call
1-800-555-5455

First National Bank

EQUAL HOUSING LENDER, MEMBER FDIC

F.N.B. Corporation will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement/prospectus and other relevant documents relating to the merger.

SHAREHOLDERS OF PVF CAPITAL CORP. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation and PVF Capital Corp. have filed with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: 724-983-3317 and free copies of the documents PVF Capital Corp. has filed with the SEC by contacting Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone: 440-248-7171.

F.N.B. Corporation and PVF Capital Corp. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from PVF Capital Corp. shareholders in connection with the proposed merger. Information concerning such participants' ownership of PVF Capital Corp. common stock will be set forth in the proxy statement/prospectus relating to the merger when it becomes available. This communication does not constitute an offer of any securities for sale.

Two Banks.

Growing Stronger To Serve You Better

One Partnership.

Park View Federal
Savings Bank

In February 2013, PVF Capital Corp., the holding company of Park View Federal Savings Bank, announced the intent to merge with F.N.B. Corporation, the holding company of First National Bank. Upon completion of the merger, the Park View name will change to First National Bank, but the same friendly service you have come to expect will remain.

First National Bank

Who is First National Bank?

Established in 1864, First National Bank has a rich history of serving the financial needs of its customers and its communities. Over the years, First National Bank has expanded from the Western part of Pennsylvania into Eastern Ohio, West Virginia and now Maryland.

First National Bank's expertise encompasses retail and commercial banking, treasury management, commercial leasing, insurance, investments, wealth management and more. The merger will enable Park View to leverage these resources and expand offerings to meet the comprehensive financial needs of individuals and businesses in the Northeast Ohio market.

Both banks have a genuine concern for their customers and their communities. First National Bank has evidenced this commitment by investing in the success of local businesses throughout the recession, achieving 14 consecutive quarters of total commercial loan growth. Additionally, throughout nearly 150 years of regional banking experience, First National Bank has significantly invested in the communities it serves through financial contributions, leadership and volunteerism.

Park View is joining a well-respected regional banking institution that, post-merger, will have approximately $13.2 billion in combined assets.

Here's What You Can Expect.

Although the name and logo will change, you can expect business as usual throughout the merger process. Our goal is to complete the transition seamlessly while providing you with expanded product and service choices, including wealth management, insurance, investment offerings and Mobile Deposit, to name just a few.

You will be delighted to know that Park View employees, who have worked so hard to make your banking experience and your bank one of the best in the region, will continue to serve you like before. They are joining forces with a team of 3,000 professionals who make First National Bank a recognized Top Workplace.

You can expect consistent, up-to-date communications from both banks regarding your accounts. As the merger date approaches, you will receive a comprehensive Welcome Guide that will detail our product offerings and specific account instructions. Until then, if you have any questions regarding an account, please contact your local office.

How Will the Merger Affect You, Our Customer?

You will experience and enjoy an expanded array of financial services. After the merger, Park View's 16 locations in Northeast Ohio, coupled with our anticipated April acquisition of Annapolis Bancorp, will create a First National Bank network of more than 250 full-service branches and over 300 ATMs serving Pennsylvania, Ohio, West Virginia and Maryland.

Similar to Park View, First National Bank's success in the marketplace is in large part attributed to quick response times and local decision making. Both banks are committed to delivering a high level of service and to providing the personalized touch that you want and deserve from a trusted financial advisor.

You can expect us to maintain our focus on providing a superior customer experience. Our knowledgeable relationship managers and financial services specialists look forward to helping you develop customized financial solutions that will meet your personal and business financial goals.

PA
OH
WV
MD
First National Bank offices
Anticipated addition of BankAnnapolis offices
Anticipated addition of Park View offices